UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 15, 2006

BHP Billiton Plc
(Translation of registrant's name into English)

Neathouse Place London SW1V 1BH United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Date	15 February 2006
Number	04/06

BHP BILLITON ANNOUNCES A$1.5 BILLION OFF MARKET BUY-BACK OF
BHP BILLITON LIMITED SHARES

Today BHP Billiton announced that it will return US$2 billion to its shareholders under a capital management programme to be completed within an 18 month period. This programme continues BHP Billiton's outstanding track record of delivering value to shareholders, and is in addition to the US 3 cents per share increase in the interim dividend also announced today.

The programme will commence immediately with an off-market buy-back of A$1.5 billion (US$1.1 billion) of BHP Billiton Limited shares, with the balance being returned via on-market purchases, most likely of BHP Billiton Plc shares. Final timing and execution of the on-market program will be dependent on an ongoing assessment of market conditions.

BHP Billiton's Chairman, Don Argus, said "the Board of BHP Billiton has an absolute commitment to capital discipline, and our confidence in the Company's outlook and strong cash generative capability has underpinned our decision to make this sizable return. This is now the second consecutive year in which we will have undertaken a $2 billion capital management initiative."

"Given the Company's financial strength we are well positioned to fund our US$14.4 billion pipeline of projects and other value enhancing opportunities as they arise, maintain BHP Billiton's robust capital structure and continue with our progressive dividend policy, as well as make this $2 billion return, in line with our stated priorities for use of the Company's cash flow."

Mr Argus said, "Undertaking both an off-market and on-market buy-back, coupled with the significant increase in our interim dividend, also announced today, provides a variety of means for our entire global shareholder base to participate, both directly and indirectly, in this initiative. The largest component, being the off-market buy-back, provides an optimal means for maximising economic value for all of our shareholders. All shareholders in BHP Billiton Limited and BHP Billiton Plc, including those not participating in the buy-back process, regardless of location and tax status, benefit from an off-market buy-back. Purchase of shares at a discount of at least 8% to the market price allows us to buy back a greater number of shares than is possible in an on-market buy-back for the same total cost. The value of the remaining shares will therefore be enhanced through the increased earnings, cash flow and return on equity attributable to each share."

The capital management programme will be funded from cash and borrowings, most likely from the Company's existing commercial paper programmes. Given the strength of BHP Billiton's financial position, it will remain strongly capitalised after completion of the programme, and the capital return will not compromise the Company's solid "A" credit rating or its ability to fund the strong pipeline of organic growth projects.

The Board of BHP Billiton has concluded that the proposed off-market buy-back can be completed without negatively affecting the ability of BHP Billiton Limited to pay fully franked dividends for the foreseeable future.

Off-market buy-back details

BHP Billiton will not proceed with the off-market buy-back unless the discount at which the shares can be repurchased represents at least an 8% discount to the volume weighted average price of BHP Billiton Limited shares over the 5 trading days up to and including the closing date of the buy-back ("Market Price"). Eligible shareholders may choose to participate in the off-market buy-back for various reasons and in so doing may take account of the tax benefits that only arise under the Australian taxation regime. BHP Billiton does not anticipate that shareholders who are resident outside Australia will participate, as they are likely to obtain a better outcome by selling their shares on-market. Excluded foreign persons, including shareholders in the US, US persons and residents of Canada will not be eligible to participate in the buy-back. ADRs and restricted employee shares may not be tendered into the buy-back.

Eligible shareholders of BHP Billiton Limited may tender some or all of their shares at discounts of between 8% and 14% inclusive (at 1% intervals) to the Market Price, or as a final price tender (which is simply an election to receive the final buy-back price). The final buy-back price will be determined according to the tenders lodged by eligible shareholders and the Market Price.

For Australian tax purposes, the buy-back price received by participating shareholders will comprise the following:

(a) a capital component of A$2.10 per share; and

(b) a fully franked deemed dividend equal to the buy-back price less A$2.10.

For the purpose of Capital Gains Tax calculations, the capital proceeds will be the A$2.10 capital component plus an amount equal to the excess of the Tax Value(1) over the buy-back price.

Under the off-market process, BHP Billiton Limited will buy all shares tendered by eligible shareholders who elect to receive the final buy-back price or who tender their shares at a discount greater than or equal to the final buy-back discount determined under the tender process, subject to any required scale back. The operation of the scale back has been structured to ensure that registered shareholders with small holdings are not disadvantaged. All shares that are accepted by BHP Billiton Limited will be bought back at the final buy-back price, even if they are tendered at a discount that represents a price below the final buy-back price.

BHP Billiton Limited will not buy back any shares tendered by shareholders at a price above the final buy-back price. Although the target buy-back size is around A$1.5 billion (approximately US$1.1 billion), the Company may significantly increase the size of the buy-back if there is excess demand at an attractive price.

Eligible shareholders will be sent the buy-back booklet containing the terms and conditions of the off-market buy-back by 8 March 2006. The booklet cannot be sent into the United States or Canada.

(1) Tax Value will be calculated pursuant to the ATO guidelines (detailed in Tax Determination TD 2004/22) which effectively provide that the Tax Value will be the 5-day VWAP of BHP Billiton Limited shares on the ASX up to and including 14 February 2006 and will be adjusted for the movement in the BHP Billiton Plc share price from the closing price on the London Stock Exchange on 14 February 2006 to the opening price on the London Stock Exchange on the closing date of the Buy-Back (31 March 2006)

Off-Market Buy-Back Timetable(2)

The indicative timetable for the off-market buy-back is outlined below.
Event	Date
Buy-back announcement	15 February 2006
Cut-off date for franking entitlement under 45-day rule(3)	16 February 2006
Shares quoted ex-entitlement to participate in the buy-back on the ASX (shares acquired on the ASX on or after this date will not typically confer an entitlement to participate in the buy-back)	20 February 2006
Determination of eligible shareholders entitled to participate in the buy-back (record date)	24 February 2006
Completion of mail out of buy-back documents to eligible shareholders	8 March 2006
Buy-back tender period opens	13 March 2006
Buy-back tender period closes - tenders must be received by 7.00pm (AEST)	31 March 2006
Announcement of the buy-back price and any scale back	3 April 2006
Buy-back proceeds dispatched/credited to participating shareholders completed	No later than 10 April 2006

Shareholders who have any enquiries in relation to the off-market buy-back may contact BHP Billiton's buy-back enquiry line on 1300 781 469 toll free within Australia or +61 3 9415 4254 if calling from outside Australia, or visit our website www.bhpbilliton.com. Shareholders should seek their own professional advice (including tax advice) about the implications of participating in the buy-back in their own individual circumstances.

Contacts:

Australia Jane Belcher, Investor Relations Tel: +61 3 9609 3952 Mobile: +61 417 031 653 email: Jane.H.Belcher@bhpbilliton.com	United Kingdom Mark Lidiard, Investor & Media Relations Tel: +44 20 7802 4156 Mobile: +44 7769 934 942 email: Mark.Lidiard@bhpbilliton.com

Samantha Evans, Media Relations
Tel: +61 3 9609 2898 Mobile: +61 400 693 915
email: Samantha.Evans@bhpbilliton.com

United States
Tracey Whitehead, Investor & Media Relations
Tel: US +1 713 599 6100 or UK +44 20 7802 4031
Mobile: +44 7917 648 093
email: Tracey.Whitehead@bhpbilliton.com

Ariane Gentil, Media Relations
Tel: +44 20 7802 4177 Mobile: +44 78 81 51 8715
email: Ariane.Gentil@bhpbilliton.com

South Africa
Alison Gilbert, Investor Relations
Tel: SA +27 11 376 2121 or UK +44 20 7802 4183
email: Alison.Gilbert@bhpbilliton.com

Important notice:

Not for distribution or release in or into the United States or Canada.

This press release does not constitute, or form part of, any offer or invitation to sell, or any solicitation of any offer to purchase any securities in any jurisdiction, nor shall it or the fact of its distribution be relied on in connection with any contract therefor. No indications of interest in the buy-back are sought by this press release, which relates to the BHP Billiton capital management programme. Shareholders who are (or nominees who hold BHP Billiton Limited shares on behalf of or for the account of persons who are) in the United States US persons, (within the meaning of Regulation S under the United States Securities Act 1933,) residents of Canada or who are otherwise excluded foreign persons will not be eligible to participate in the off-market buy-back described in this press release. ADRs and restricted employee shares may not be tendered into the buy-back. Buy-back documents, including the booklet describing the terms of the buy-back and tender forms, when issued, will not to be distributed or sent into the United States or Canada.

(2) While BHP Billiton does not anticipate any changes to these times and dates, it reserves the right to vary them without notification

(3) Shares acquired after this date will generally not satisfy the 45-day rule for the purposes ofcalculating an Australian taxpayer's tax credits.

Background

An off-market buy-back tender is a commonly adopted capital management mechanism employed by Australian companies. In essence, it allows a company to buy back its shares from shareholders at a price which is less than the prevailing price on the open market/stock exchange. In recent comparable Australian off-market buy-backs for example, the final buy-back price has been set at a discount within a range of approximately 9.2% to 15.6% to the market price at close of the buy-back. Australian companies have the opportunity to buy back shares at a discount to market price because, among other things, the buy-back proceeds are treated in a manner that has Australian tax outcomes which are valued by some Australian resident shareholders.

Under Australian taxation law, a portion of the buy-back price will be deemed to be a dividend for Australian tax purposes. The deemed dividend portion of the buy-back price will be "fully franked", which means that Australian tax residents will be entitled to an income tax credit representing the Australian corporate income tax that BHP Billiton Limited has paid in respect of the profits from which the deemed dividend is derived. In the case of some Australian shareholders, depending on the shareholder's marginal tax rate, this credit may be larger than the amount of tax which will be assessed on the deemed dividend.

To qualify for the tax credits, shareholders must generally have held their shares "at risk" for a minimum of 45 days prior to the date on which the Company determines the buy-back price and buy-back allocations. Under the BHP Billiton Limited off-market buy-back timetable, the 45-day rule cut off date is 16 February 2006, as shares acquired after this date will not, under the timetable, be held at risk for 45 clear days.

The ex-date for buy-back entitlements on the ASX is 20 February 2006. Shares acquired on or after this date will not typically confer an entitlement to participate in the off-market buy-back. BHP Billiton has received advice from the ATO that shares purchased on or after the buy-back ex-date (20 February 2006), on an ex-entitlement basis, will not be allocated on a Last In First Out (LIFO) basis for the purposes of the 45-day rule. Accordingly, if shareholders purchase shares on or after the buy-back ex-date this should not, of itself, result in them failing the 45 day rule in respect of other shares sold into the buy-back.

In addition to the deemed dividend portion, the buy-back price will include a capital component of A$2.10 per share. For Australian tax purposes, the proceeds from selling the share will be taken to be the aggregate of A$2.10 per share, plus any excess of the Tax Value of each share over and above the buy-back price. This may result in some Australian residents realising a capital loss which can be used to offset that holder's other capital gains. An off-market buy-back however will have different tax consequences for each shareholder depending on their residency for tax purposes, the price at which they originally purchased their shares and their individual tax position. Shareholders should seek advice as to the taxation consequences of participating in the buy-back in their own circumstances.

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                    The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Plc

Date: 15 February 2006	By:	Karen Wood
	Name:	Karen Wood
	Title:	Company Secretary